03032449

DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

SUPPL

September 22, 2003

file number: 50277-00001

SEC MAIL PROCESSING
RECEIVED
OCT 01 2003
WASH, D.C. 155 SECTION

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: Donna L. Ornstein,
Legal Assistant

DO/tzc/Encls.

dlw 10/2

Exemption No. 82-1209

September 22, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	August 12, 2003 August 15, 2003 September 18, 2003
(f)	BC Form 53-901F, Material Change Report	August 18, 2003
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	August 19, 2003
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	August 18, 2003
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	August 12, 2003 August 15, 2003 September 18, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption # 82-1209

BC FORM 53-901F

(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

August 14, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

August 14, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has arranged a private placement to raise up to $1,125,000.

Item 5. Full Description of Material Change

The Company has arranged a financing of up to $1,125,000 by way of a private placement of up to 2,500,000 common shares at $0.45 per share. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and

administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. <u>Reliance on Section 85(2) of the Act</u>

N/A

Item 7. <u>Omitted Information</u>

N/A

Item 8. <u>Senior Officers</u>

Raymond A. Hrkac, President at (604) 688-0546

Item 9. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 15th day of August, 2003.

"Raymond A. Hrkac"
(Signature)

Raymond A. Hrkac
(name of senior officer - please print)

Exemption #82-1209

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

September 18, 2003

SYMBOL: GGL.TSX Venture

Doyle Lake kimberlite sill now defined as 2 km in length; drill samples being readied for microdiamond analysis

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to report on progress by De Beers Canada Exploration Inc. in the area of the diamondiferous sill located on claims LA 26-30, in the Doyle Lake area in the Northwest Territories. Exploration on this now-undisputed claim area by De Beers, 60% owner and project operator, began in August.

The program, designed to obtain additional kimberlite samples for microdiamond analysis and to begin to define the strike length and dip of the Doyle kimberlite, included drilling and follow-up ground geophysical work.

A total of 24 HQ diamond drill holes (diameter of 63 mm) were completed; of these, 16 were drilled along the strike line and along the edge of the kimberlite close to the surface. Approximately 160 kg of kimberlite was recovered and is available for microdiamond analysis. The average thickness of the kimberlite within these holes was 2 metres. The 16 drill holes were all located within the area of the previously known kimberlite, originally defined in 1996 by reverse circulation and diamond drilling. At that time, the sill was mapped as being 1.3 km in length with kimberlite intersections varying from a few centimetres to 5.6 metres.

Three new drill holes successfully explored for kimberlite extensions including two holes south and one hole north of the 1996 drill holes, extending the strike length of the kimberlite to 2 km. Two additional drill holes, one 400 metres south and the other 400 metres north of these intersections, did not intersect kimberlite.

Two holes drilled 400 metres east of the northern part of the sill also intersected kimberlitic muds with garnet indicators, with intersections of a few centimetres (there is some uncertainty due to approximately 0.6m of lost core). These intersections indicate the potential for a second parallel kimberlite in this area. (In 1996, the kimberlite discovery hole contained only a few centimetres of kimberlitic mud. The 1996 drilling went on to outline 800,000 metric tons of kimberlite with little exploration of the down dip extension.) The last drill hole was stepped out 1 km north of these two holes and kimberlite was not intersected.

De Beers plans to conduct detailed logging of the kimberlite core prior to sending it out for microdiamond analysis.

In addition to the drilling, ground geophysical surveys were completed in the area of the kimberlite sill and on a potential target on the LA-3 mineral claim. Glacial sediment samples to recover indicator minerals were collected on portions of the LA-1 to LA-4 mineral claims.

The Doyle Lake project, adjacent to Mountain Province (T-MPV) Kennady Lake claims, is located approximately 270 km to the northeast of Yellowknife. De Beers has spent over $6 million to date on the project.

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the GGL kimberlite sill was discovered in August 1996. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm. An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location. The area was the subject of a protracted ownership dispute, resolved in favor of GGL and De Beers in the spring of 2003.

Photographs of the kimberlite core and a plan of the drill holes will be posted on the Company's web site when the data is finalized. A map of the area may be found on our website www.ggldiamond.com.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption # 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, B.C. Canada Fax: (604) 688-0378
V6B 1N2

August 14, 2003

PRESS RELEASE

GGL DIAMOND CORP. ANNOUNCES FINANCING OF UP TO $1,125,000

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has arranged a financing of up to $1,125,000 by way of a private placement of up to 2,500,000 common shares at $0.45 per share. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption # 82-1209

[redacted]

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

August 12, 2003

SYMBOL: GGL.TSX Venture

Work begins on Doyle property: includes drilling, ground geophysics on kimberlite sill, other targets

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to announce that De Beers Canada Exploration Inc. (formerly Monopros Limited) is set to begin exploration work on August 16 in the area of the diamondiferous sill located on claims LA 26-30, in the Doyle Lake area in the Northwest Territories. The program, on and near the sill, will include core drilling, collection of kimberlite samples to be analysed for microdiamonds from selected intersections, and follow-up ground geophysical work. Plans to recommence exploration on these previously disputed claim areas were announced in June.

The resumption of exploration work on the kimberlite sill and its potential extensions, comes after the Federal Tribunal decision in GGL Diamond's favor, announced May 2, 2003. Work on the property had been at a standstill since 1996, when the Section 84 dispute began. (Please refer to www.ggldiamond.com web site for additional information about the tribunal and the original dispute.)

The 2003 Doyle drill program will begin to define the strike length and dip of the Doyle kimberlite. According to the geophysical surveys of the area, significant extensions to the sill may be anticipated. The program will also test other kimberlite targets in the T-Lake area, based on previously obtained indicator results and geophysics.

The Doyle Lake project, adjacent to Mountain Province (T-MPV) Kennady Lake claims, is located approximately 270 km to the northeast of Yellowknife. De Beers, 60% owner and project operator of the joint venture with GGL, has spent over $6 million to date on the project.

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the kimberlite sill was discovered in August 1996. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm. An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location.

A map of the area has been posted to our website www.ggldiamond.com.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption # 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 15, 2003 of options to purchase up to 50,000 common shares of GGL Diamond Corp. at a price of $0.45 per share exercisable until August 15, 2008, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 19th day of August, 2003.

GGL Diamond Corp.

By: *"Raymond A. Hrkac"*
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.